Exhibit 1.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Amendment to the Statement on Schedule 13D, dated December 10, 2024, with respect to the common shares of SYLA Technologies Co., Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Amendment to the Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 10, 2024.

SY Co., Ltd.

By:	/s/ Yoshiyuki Yuto
Name:	Yoshiyuki Yuto
Title:	Representative Director

/s/ Hiroyuki Sugimoto
Hiroyuki Sugimoto